Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

PURCHASE OF SHARES OF CGB

The Board announces that on 29 February 2016, the Company entered into the Share Purchase Agreement with Citigroup and the Equity Transfer Agreement with IBM Credit and Citigroup. Pursuant to such agreements, the Company will purchase from Citigroup and IBM Credit an aggregate of 3,648,276,645 shares of CGB (including 3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) at a price of RMB6.39 per share for a total consideration of RMB23,312,487,761.55.

As at the date of this announcement, the Company holds 3,080,479,452 shares of CGB, representing 20% of the issued share capital of CGB. Upon the closing of the Transaction (including the Citigroup Share Transfer and the IBM Share Transfer), the Company will hold 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB. CGB will not become a subsidiary of the Company as a result of the Transaction, nor will its accounts be consolidated into the accounts of the Group.

As the applicable percentage ratios of the Transaction are more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

BACKGROUND

The Board announces that the Company and Citigroup entered into the Share Purchase Agreement on 29 February 2016. Pursuant to the Share Purchase Agreement, Citigroup conditionally agreed to sell, and the Company conditionally agreed to purchase, 3,080,479,452 shares of CGB at a price of RMB6.39 per share for a total consideration of RMB19,684,263,698.28.

The Board further announces that in accordance with the co-investor agreement entered into between Citigroup and IBM Credit on 12 December 2006, Citigroup had the right to direct IBM Credit to transfer 567,797,193 shares of CGB held by it to any transferee designated by Citigroup. Citigroup intended to designate the Company as the transferee of such shares. Therefore, the Company entered into the Equity Transfer Agreement with IBM Credit and Citigroup on 29 February 2016. Pursuant to the Equity Transfer Agreement, IBM Credit conditionally agreed to sell, and the Company conditionally agreed to purchase, 567,797,193 shares of CGB at a price of RMB6.39 per share for a total consideration of RMB3,628,224,063.27.

As at the date of this announcement, the Company holds 3,080,479,452 shares of CGB, representing 20% of the issued share capital of CGB. Upon the closing of the Transaction (including the Citigroup Share Transfer and the IBM Share Transfer), the Company will hold 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB. CGB will not become a subsidiary of the Company as a result of the Transaction, nor will its accounts be consolidated into the accounts of the Group.

SHARE PURCHASE AGREEMENT

Date

29 February 2016

Parties

•	The Company

•	Citigroup

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Citigroup and its ultimate beneficial owner are third parties independent of the Company and its connected persons.

Interests to be Acquired

Pursuant to the Share Purchase Agreement, Citigroup conditionally agreed to sell, and the Company conditionally agreed to purchase, 3,080,479,452 shares of CGB, representing 20% of the issued share capital of CGB.

Consideration

The purchase price for each of the shares of CGB is RMB6.39, and the total consideration amounts to RMB19,684,263,698.28. The total consideration shall be paid by the Company in cash in US dollars on the closing date in accordance with the basis of calculation of the exchange rate between RMB and US dollar as stipulated in the Share Purchase Agreement, and will be funded solely by the Company’s own funds.

The aforementioned amount was arrived at after arm’s length negotiation between the Company and Citigroup, and was determined based on the net asset book value of CGB as at 31 December 2015 (being approximately RMB97,540 million) and the business value of CGB, with reference to the appraisal of the net assets of CGB as at 31 December 2015 conducted by an independent valuer (the difference between the net asset book value and the appraisal value is within the range of 10%). The appraisal value is still subject to the approval of the state-owned assets supervision and administration authority.

Conditions Precedent to Closing

The conditions precedent to the closing of the Citigroup Share Transfer mainly include (among others) the following:

(i)

The Equity Transfer Agreement shall have been in full force and effect and shall not have been terminated; the conditions precedent to the closing of the IBM Share Transfer (except for those that could only be satisfied at closing) shall have been satisfied or waived; the closing of the IBM Share Transfer shall occur substantially contemporaneously with the closing of the Citigroup Share Transfer.

(ii)	Any of the Termination and Waiver Agreements shall have been in full force and effect and shall not have been terminated.

(iii)

The parties shall have received all regulatory approvals, consents and filings that are necessary for the Citigroup Share Transfer, including (a) the approval from the MOF in respect of the asset appraisal report of CGB; (b) the approval from the CIRC in respect of the purchase of the shares of CGB by the Company pursuant to the Share Purchase Agreement; (c) the approval from the MOC in respect of the purchase of the shares of CGB by the Company pursuant to the Share Purchase Agreement (if the concentration of business operators is involved); (d) the record filing with the Xicheng Tax Administration for the purpose of outward remittance of the purchase price; (e) the approval from the CBRC in respect of the Citigroup Share Transfer and the amended and restated articles of association of CGB; (f) the amendment by CGB of its foreign exchange registration with the SAFE or its local branches or authorized commercial banks to reflect the change in CGB’s shareholders resulting from the Citigroup Share Transfer.

(iv)	The amended and restated articles of association of CGB shall have been adopted at a duly convened meeting of the shareholders of CGB.

(v)

In respect of the closing obligations of the Company, there shall not have occurred any event or circumstance that has a material adverse effect on the overall business, assets, operating results or financial position of CGB and its subsidiaries since the execution of the Share Purchase Agreement.

Closing

The Company shall promptly, and in any event no later than five business days after the satisfaction or waiver of the conditions precedent, deliver a closing notice to Citigroup. Upon receipt of such closing notice, Citigroup shall, subject to the satisfaction or waiver of the conditions precedent, deliver a closing confirmation to the Company. Unless otherwise agreed by the parties or upon any delay due to any measures taken by the SAFE or any of its local branches, the closing of the Citigroup Share Transfer shall take place on the twentieth business day following the date of the closing confirmation.

If the closing does not take place on the date falling 6 months after the date of the execution of the Share Purchase Agreement (the “Long Stop Date”), the Share Purchase Agreement will automatically be terminated. If the failure to proceed to closing prior to the Long Stop Date is merely because the regulatory approvals, consents and filings necessary for the Citigroup Share Transfer (as described in paragraph (iii) above in detail) have not been obtained, the Long Stop Date will automatically be extended for three months, and may be further extended by Citigroup thereafter.

EQUITY TRANSFER AGREEMENT

Date

29 February 2016

Parties

•	The Company

•	IBM Credit

•	Citigroup

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, IBM Credit, Citigroup and their respective ultimate beneficial owner are third parties independent of the Company and its connected persons.

Interests to be Acquired

Pursuant to the Equity Transfer Agreement, IBM Credit conditionally agreed to sell, and the Company conditionally agreed to purchase, 567,797,193 shares of CGB, representing 3.686% of the issued share capital of CGB.

Consideration

The purchase price for each of the shares of CGB is RMB6.39, and the total consideration amounts to RMB3,628,224,063.27. The total consideration shall be paid by the Company in cash in US dollars on the closing date in accordance with the basis of calculation of the exchange rate between RMB and US dollar as stipulated in the Equity Transfer Agreement, and will be funded solely by the Company’s own funds.

The aforementioned amount was arrived at after arm’s length negotiation between the Company and Citigroup and IBM Credit, and was determined based on the net asset book value of CGB as at 31 December 2015 (being approximately RMB97,540 million) and the business value of CGB, with reference to the appraisal of the net assets of CGB as at 31 December 2015 conducted by an independent valuer (the difference between the net asset book value and the appraisal value is within the range of 10%). The appraisal value is still subject to the approval of the state-owned assets supervision and administration authority.

Conditions Precedent to Closing

The conditions precedent to the closing of the IBM Share Transfer mainly include (among others) the following:

(i)

The Equity Transfer Agreement and the Share Purchase Agreement shall have been in full force and effect; the Share Purchase Agreement shall not have been terminated; the conditions precedent to the closing of the Citigroup Share Transfer (except for those that could only be satisfied at closing) shall have been satisfied or waived; the closing of the Citigroup Share Transfer shall occur substantially contemporaneously with the closing of the IBM Share Transfer.

(ii)	The Multi-lateral Termination and Waiver Agreement shall have been in full force and effect and shall not have been terminated.

(iii)

The parties shall have received all regulatory approvals, consents and filings that are necessary for the IBM Share Transfer, including (a) the approval from the MOF in respect of the asset appraisal report of CGB; (b) the approval from the CIRC in respect of the purchase of the shares of CGB by the Company pursuant to the Equity Transfer Agreement; (c) the approval from the MOC in respect of the purchase of the shares of CGB by the Company pursuant to the Equity Transfer Agreement (if the concentration of business operators is involved); (d) the record filing with the Xicheng Tax Administration for the purpose of outward remittance of the purchase price; (e) the approval from the CBRC in respect of the IBM Share Transfer and the amended and restated articles of association of CGB; (f) the amendment by CGB of its foreign exchange registration with the SAFE or its local branches or authorized commercial banks to reflect the change in CGB’s shareholders resulting from the IBM Share Transfer.

(iv)	The amended and restated articles of association of CGB shall have been adopted at a duly convened meeting of the shareholders of CGB.

Closing

The closing of the IBM Share Transfer shall take place at the same time as the closing of the Citigroup Share Transfer.

The Equity Transfer Agreement shall automatically be terminated following the termination of the Share Purchase Agreement.

OTHER ARRANGEMENTS

CGB, the Company, Citigroup, IBM Credit and other investors of CGB shall enter into the Multi- lateral Termination and Waiver Agreement, and Citigroup and certain investors of CGB (including the Company) shall enter into the bilateral termination and waiver agreements, respectively. Pursuant to such agreements, the parties have agreed to terminate a series of transaction documents and their related amendment agreements and supplemental agreements, including the share subscription agreement, the shareholders agreement and the investors shareholders agreement entered into on 16 November 2006 in relation to the subscription of shares of CGB by the investors, and to terminate the special arrangements regarding the rights and obligations of shareholders in the operation and management of CGB and the transfer of shares of CGB under such terminated transaction documents, from the closing date of the Citigroup Share Transfer and the IBM Share Transfer. (For the transaction regarding the subscription of shares of CGB by the Company, please refer to the announcement of the Company dated 16 November 2006 and the circular of the Company to its shareholders dated 8 December 2006.)

REASONS FOR AND BENEFITS OF THE TRANSACTION

CGB has a stronger differentiating competitive edge in retail, small and micro businesses and other sectors and a well-developed infrastructure construction, which enables it to have a sound foundation for accelerating its development in the future. CGB is highly compatible with the Company in aspects such as business scale, customers and business. After the Company becomes the single largest shareholder of CGB, both parties will have opportunities to collaborate for comprehensive development in various aspects, including channels sharing, cross selling and consolidation of mid-and back-office operations, which will optimize the operating efficiency, enhance customer loyalty and the capability of comprehensive financial services, and thereby increasing the comprehensive competitiveness and risk resistance ability.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include the following:

•

Due to the effects such as the volatility of economic cycle and the trend of financial disintermediation, the banking industry may still encounter a decline in the quality of assets, slowdown of growth rate, reduction in profitability and other risks for a period of time in the future.

•

CGB needs to further consolidate its foundation in aspects such as corporate governance, capital replenishment, risk management and control, client base and quality of assets, so as to cope with future challenges.

•

The Company and CGB will strengthen their business cooperation and seek to develop synergy, during the course of which they may face cross-industry, cross-cultural and multi-disciplinary impediments, and need to balance their short-term and long-term interests, as well as their own interests and their interests as a whole.

•	There exists risks that the Transaction or certain conditions of the Transaction could not be approved by the relevant regulatory departments.

INFORMATION ABOUT CGB

Established in 1988, CGB (its predecessor being Guangdong Development Bank) is one of the banks in the first batch of joint stock commercial banks in the PRC. It has a registered share capital of RMB15,402,397,264 and its registered address is in Guangzhou City of Guangdong Province. As at 31 December 2015, CGB established 759 operation institutions in the PRC and the Macau Special Administrative Region that mainly span over developed areas, such as the Pearl River Delta, Yangtze River Delta and Bohai Rim. The principal businesses of CGB include corporate finance services, retail finance services, financial market services, as well as online finance services which are currently under active development.

Based on the audited financial statements of CGB prepared in accordance with the Chinese Accounting Standards for Business Enterprises, the audited net asset value of CGB as at 31 December 2015 amounted to approximately RMB97,540 million. The audited profits/losses of CGB for the years ended 31 December 2014 and 31 December 2015 are as follows:

	For the year ended 31 December 2014	For the year ended 31 December 2015
	(Approx. RMB100 million)	(Approx. RMB100 million)

Audited profit (loss) before taxation	149.21	111.01

Audited profit (loss) after taxation	120.37	90.64

LISTING RULES IMPLICATIONS

As the applicable percentage ratios of the Transaction are more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

Citigroup is a major financial group with its headquarters located in New York, the US. Its business scope covers various financial services, such as commercial banking, investment banking, insurance, mutual fund and securities trading services. Citigroup offers diversified financial products and services to its customers. As at 31 December 2015, the audited total assets of Citigroup were approximately US$1.73 trillion; in the year 2015, its audited revenues were approximately US$76.4 billion and its audited net income was approximately US$17.2 billion.

IBM Credit was established by International Business Machines Corporation (“IBM”) in the State of Delaware, the US on 4 March 1981, and its principal place of business is in New York, the US. Since its establishment, IBM Credit has been a wholly-owned subsidiary of IBM, and is currently a limited liability company. IBM Credit is the provider of IBM Global Financing’s services in the US, which include financing of IBM and non-IBM hardware, software and services. Financing to end users is offered in the form of loans, leases and project financing, and financing is offered to business partners including distributors in the form of working capital loans, inventory loans and accounts receivable financing. In addition, IBM Credit offers Global Asset Recovery Services which provides for end of lease asset recovery services, refurbishment and resale of used information technology equipment, and disposal of obsolete information technology equipment.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“CGB”	China Guangfa Bank Co., Ltd., a joint stock limited liability company incorporated in the PRC

“CIRC”	China Insurance Regulatory Commission

“Citigroup”	Citigroup Inc., a financial institution incorporated in the State of Delaware, the US

“Citigroup Share Transfer”	the purchase by the Company of 3,080,479,452 shares of CGB from Citigroup pursuant to the Share Purchase Agreement

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Equity Transfer Agreement”	the equity transfer agreement entered into between the Company, IBM Credit and Citigroup on 29 February 2016

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“IBM Credit”	IBM Credit LLC, a limited liability company incorporated in the State of Delaware, the US

“IBM Share Transfer”	the purchase by the Company of 567,797,193 shares of CGB from IBM Credit pursuant to the Equity Transfer Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“MOC”	the Ministry of Commerce of the PRC

“MOF”	the Ministry of Finance of the PRC

“Multi-lateral Termination and Waiver Agreement”	the multi-lateral termination and waiver agreement entered into between CGB, the Company, Citigroup, IBM Credit and other investors of CGB

“PRC”	the People’s Republic of China, which for the purposes of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“SAFE”	the State Administration of Foreign Exchange of the PRC

“Share Purchase Agreement”	the share purchase agreement entered into between the Company and Citigroup on 29 February 2016

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Termination and Waiver Agreements”

include (i) the Multi-lateral Termination and Waiver Agreement, and (ii) the bilateral termination and waiver agreements entered into between Citigroup and certain investors of CGB (including the Company), respectively

“Transaction”	the Citigroup Share Transfer and the IBM Share Transfer

“US”	the United States of America

“US$” or “US dollar”	US dollars, the lawful currency of the US

“Xicheng Tax Administration”	the State Tax Administration of Xicheng District, Beijing, the PRC

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 February 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike